SunCar Technology Group Inc.

c/o Shanghai Feiyou Trading Co., Ltd.

Suite 209, No. 656 Lingshi Road

Jing’an District, Shanghai, 200072

People’s Republic of China

September 24, 2024

Via Edgar

Ta Tanisha Meadows/Joel Parker

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: SunCar Technology Group Inc.

Form 20-F for Fiscal Year Ended December 31, 2023

File No. 1-41706

Dear Ms. Meadows and Mr. Parker:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of September 16, 2024 with respect to the Annual Report Form 20-F for Fiscal Year Ended December 31, 2023 (File No. 1-41706) (the “20-F”) of SunCar Technology Group Inc. (the “Company”) filed with the SEC on April 29, 2024 by the Company. For your convenience, the text of the Staff’s comments is set forth below followed by the Company’s responses in bold.

Form 20-F for Fiscal Year Ended December 31, 2023

Results of Operations

Year ended December 31, 2023 compared with year ended December 31, 2022

Adjusted EBITDA, page 77

1.	You provide enhanced discussion regarding your non-GAAP measure of Adjusted EBITDA without providing similar discussion of the comparable GAAP measure. When presenting and discussing non-GAAP measures, please ensure the comparable GAAP measures are presented and discussed with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure on pages 77 and 79 of the 20-F similar to the context as follows in its future applicable filings (with additions shown as underlined and removals shown as struck through), to provide comparable GAAP measure with equal or greater prominence.

Page 77, immediately before “Discontinued operations”:

Net loss and Adjusted EBITDA. Net loss increased by $5.7 million, to $17.6 million for the year ended December 31, 2023. Adjusted EBITDA increased by $7.2 million, to $1.6 million in year ended December 31, 2023. See our reconciliation of ~~Operating profit (~~Net loss~~)~~  to Adjusted EBITDA within the section titled “Non-GAAP Financial Measures.”

Page 79, immediately before “Discontinued operations”:

Net loss and Adjusted EBITDA. Net loss decreased by $6.2 million, to $11.9 million for the year ended December 31, 2022. Adjusted EBITDA decreased by $21.8 million, to loss of $5.5 million for the year ended December 31, 2022. See our reconciliation of Net loss to Adjusted EBITDA within the section titled “Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

Adjusted EBITDA, page 79

2.	Please revise your non-GAAP reconciliation of Adjusted EBITDA so that it is reconciled to the most directly comparable GAAP measure (i.e. net loss). Also, present the most directly comparable GAAP measure (i.e. net loss margin) to Adjusted EBITDA margin. Refer to Item 10(e)(1)(i) of Regulation S-K and Questions 103.02 and 102.10 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure on pages 79-80 of the 20-F similar to the context as follows in its future applicable filings (with additions shown as underlined and removals shown as struck through), to revise the non-GAAP reconciliation of Adjusted EBITDA so that it is reconciled to Net loss.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, the Company’s management believes that Adjusted EBITDA, as defined below,~~, which is a non-GAAP measure that excludes certain non-recurring items such as costs and expenses related to the Business Combination and prior and subsequent capital raises,~~ is useful in evaluating our operational performance. The Company uses this non-GAAP financial information to evaluate our ongoing operations and for internal planning, budgeting and forecasting purposes. We believe that this non-GAAP financial information, when taken collectively with GAAP measures, may be helpful to investors in assessing our operating performance and comparing our performance with competitors and other comparable companies, which may or may not present similar non-GAAP financial measures to investors. Our computation of these non-GAAP measures may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate these measures in the same fashion. We endeavor to compensate for the limitation of the non-GAAP measure presented by also providing the most directly comparable GAAP measure and a description of the reconciling items and adjustments to derive the non-GAAP measure. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures on a supplemental basis.

Adjusted EBITDA

We believe that Adjusted EBITDA, as defined below, is useful in evaluating our operational performance distinct and apart from certain expenses that may not be indicative of our recurring core business operating results and non-operational expenses. Adjusted EBITDA is defined as ~~Operating profit (~~Net loss~~)~~  adjusted for depreciation and amortization, financial expenses, net, investment income, change of fair value of warrant liabilities, other non-recurring income, net, income tax expense, share-based compensation, net loss from the discontinued operation, net of tax, and non-recurring expenses related to the Business Combination and prior and subsequent capital raises.

Net loss Margin is defined as net loss divided by total revenues, and Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by ~~Total~~total revenues.

The following table reconciles ~~Operating profit (~~Net loss~~)~~   to Adjusted EBITDA for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,
	2021	2022	2023
	(In thousands)
Net loss	$(18,090)	$(11,899)	$(17,579)
Depreciation and amortization	4,055	5,078	4,114
Financial expenses, net	3,045	3,659	4,435
Investment income	(759)	(441)	(518)
Change of fair value of warrant liabilities	-	-	629
Other non-recurring income, net	(2,457)	(5,121)	(5,001)
Income tax expense	938	231	2,572
Share-based compensation (1)	1,668	1,599	11,295
Transaction fees (2)	130	357	1,702
Net loss from the discontinued operation, net of tax	27,682	994	-
Adjusted EBITDA	$16,212	$(5,543)	$1,649
Net loss Margin	(7.3)%	(4.2)%	(4.8)%
Adjusted EBITDA Margin	6.5%	(2.0)%	0.5%

~~(1) Non-cash expenses related to depreciation and amortization~~

(~~2~~1)  Non-cash expense related to compensation costs for equity classified awards (both for the subsidiary and the Group)

(~~3~~2) Includes non-recurring transaction related fees and expenses associated with the Company’s Business Combination and prior and subsequent capital raises.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Pryor Cashman LLP, Elizabeth F. Chen at (212) 326-0199, echen@pryorcashman.com. Thank you for your time and attention to this filing.

Sincerely,

/s/ Zaichang Ye
Zaichang Ye
Chief Executive Officer and President (Principal Executive Officer)

cc:	Elizabeth F. Chen, Pryor Cashman LLP

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